Exhibit 99.1

Evogene Reports Receipt of Nasdaq Minimum Bid Price Notification

Rehovot, Israel – November 3, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company”, “Evogene”), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is currently not in compliance with Nasdaq Rule 5550(a)(2), as the Company’s closing bid price for its ordinary shares has been below $1.00 per share for the last 31 consecutive business days.

The Nasdaq Stock Market Rules provide the Company a period of 180 calendar days to regain compliance. According to the Letter, the Company has until May 1, 2023, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance prior to the end of the 180-day period ending May 1, 2023, the Nasdaq’s staff will notify the Company that its ordinary shares will be subject to delisting.

However, the Company may then be eligible for additional time to regain compliance, of up to a further 180 calendar days, if it meets the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, the Company will also need to provide further written notice of its intention to cure the deficiency during the second compliance period.

It is noted that Evogene’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider other available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including potentially approving a reverse stock split among other alternatives.

The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares on Nasdaq, and during the aforementioned cure period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “EVGN”. It is further noted that the Letter from Nasdaq has no bearing on Evogene’s listing on the Tel Aviv Stock Exchange, where its ordinary shares are traded under the ticker symbol “EVGN”.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its ability to regain compliance under the Nasdaq’s Listing Qualification requirements including by potentially approving a reverse stock split to regain the $1.00 minimum bid compliance. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: evogene@gkir.com Tel: +1 212 378 8040